Exhibit 99.2

ONESMART INTERNATIONAL EDUCATION GROUP LTD
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
to be held on APRIL 28, 2022
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of _________ Class A Ordinary Shares1, par value US$0.000001 per share, and _________ Class B Ordinary Shares2, par value US$0.000001 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of OneSmart International Education Group Ltd (the “Company”), hereby appoint Ms. Vivian Liu, the Board Secretary of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at the Annual General Meeting3 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 p.m., local time, on April 28, 2022 at 2161 North Zhongshan Road, Putuo District, Shanghai 200333, People’s Republic of China (the “Meeting”).

1 Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s)

2 Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3 If any proxy other than the Board Secretary of the Company is preferred, strike out the words “Ms. Vivian Liu, the Board Secretary of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

	For	Against	Abstain
Proposal 1: As an ordinary resolution, that Xiaoming Li be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.	☐	☐	☐

Proposal 2: As an ordinary resolution, that Yanyi Tang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.	☐	☐	☐

Proposal 3: As an ordinary resolution, that Shengcong Ma be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.	☐	☐	☐

Proposal 4: As an ordinary resolution, that Mengchu Zhou be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.	☐	☐	☐

Proposal 5: As an ordinary resolution, that Robert Angell be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.	☐	☐	☐

Proposal 6: As a special resolution, to approve and adopt an amendment and restatement of the Company’s Fifth Amended and Restated Memorandum of Association, including the change of the Company’s name from “OneSmart International Education Group Ltd” to “Meta Data Limited” (the “Charter Amendment”).

	☐	☐	☐

Dated _________, 2022
Signature(s) _________________________
Name of Signatory ___________________
Name of Shareholder _________________

Notes:

1.	Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on March 28, 2022, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Ms. Vivian Liu, 2161 North Zhongshan Road, Putuo District, Shanghai 200333, People’s Republic of China no later than the time for holding the Annual General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.